UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 001-33840

WSP HOLDINGS LIMITED

No. 38 Zhujiang Road

Xinqu, Wuxi,

Jiangsu Province

People’s Republic of China

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           X                Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ______         No         X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  ____N/A____

WSP HOLDINGS LIMITED

FORM 6-K

TABLE OF CONTENTS

Page
Signature page	3
Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WSP HOLDINGS LIMITED

By	:	_/s/ Longhua Piao ____________
Name	:	Longhua Piao
Title	:	Chairman and Chief Executive Officer

Date: June 3, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release